Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

Form S-4 File No.: 333-211039

Excerpts from edited transcript of Brocade earnings call held on May 19, 2016

Lloyd Carney - Brocade Communications Systems, Inc. – CEO

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We also announced our intent to acquire Ruckus Wireless, a pioneer in wireless infrastructure, and the transaction is expected to close in our fiscal Q3. This transaction enhances our scale and competitive positioning in both the enterprise networking and service provider markets. We also expect it to seamlessly complement our mobility strategy and enhance our ability to pursue emerging opportunities around 5G mobile services, Internet of Things, Smart Cities, in-building LTE, and wireless Wi-Fi coverage.

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Dan Fairfax - Brocade Communications Systems, Inc. – CFO

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In conjunction with the announcement of our intent to acquire Ruckus Wireless, Brocade’s Board of Directors has increased our share repurchase authorization by $800 million. Since the date we initiated our exchange offer, Brocade has not been permitted to repurchase shares. However, once the Ruckus exchange offers closes, we expect to resume our share repurchase program with the intent to repurchase all of the shares issued in conjunction with the Ruckus acquisition as quickly as possible, which, of course, is subject to market conditions and regulatory requirements.

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Finally, in addition to our quarterly outlook and full-year commentary just provided for Brocade, excluding the impact of the Ruckus acquisition, I would like to take a moment and provide a few modeling guideposts relative to the Ruckus acquisition. Assuming for modeling purposes the Ruckus acquisition closes at the end of May, we would be incorporating two calendar months of Ruckus revenue and expenses into our fiscal Q3 financial results.

Acquisition accounting rules will reduce Ruckus’s deferred revenue and require a revaluation of all of Ruckus’ assets including inventory. We currently estimate the revenue impact of these adjustments to be in the range of $15 million to $20 million for our fiscal Q3.

Although we expect to aggressively buy back stock after the Ruckus acquisition closes, we expect the fully diluted weighted average outstanding share count for our fiscal Q3 to be between 450 million to 460 million shares compared to the 409 million share count we have in fiscal Q2. This increase in fully diluted shares outstanding will negatively impact our Q3 non-GAAP EPS by approximately $0.02.

Looking forward, we expect the impact of this acquisition in our fiscal Q4, the first full quarter of combined operations, to be neutral to non-GAAP diluted EPS. Looking further into FY17, we are preliminarily estimating that the Ruckus acquisition will be $0.02 to $0.03 accretive to non-GAAP diluted earnings per share in each fiscal quarter. We plan to provide a consolidated outlook for fiscal Q4 on our next earnings call in August and an updated two-year model at our Investor Day in September.

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Questions and Answers

Chad Bennett- Craig-Hallum Capital Group – Analyst

Great, thanks for taking my question.

Dan, can you talk about — obviously I don’t know how much you want to disclose. But on the Ruckus expectations going forward, I think we talked about that being accretive the first quarter out of the gate. Are we changing our Ruckus expectations or Brocade expectations relative to what we were thinking a month or two ago when we preannounced?

And then as you look at the $0.02 to $0.03 accretion per quarter for next year, can you give us an indication of a run rate you’re expecting for Ruckus? And if you’re thinking that business is on its normal growth path that it has been next year, or are you just assuming its current run rate is its run rate? Thanks.

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

Chad, this is Lloyd, first. We have always described the acquisition as being accretive the first quarter of our new fiscal year. So FY17 Q1 being accretive than and so that’s –

Dan Fairfax – Brocade Communications Systems, Inc. – CFO

There’s no – I think essentially while our integration planning period with the Ruckus team has been short, we haven’t seen anything to change our expectations from when we announced the transaction.

Lloyd Carney – Brocade Communications System, Inc. – CEO

We expect that they’d be on, at a minimum, their existing growth rates.

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Unidentified Participant – Goldman Sachs – Analyst

Hello, this is Balaji on behalf of Simona.

Maybe I’ll ask the first one on Ruckus. So the accretion targets, they are slightly lower than what we would have expected. But could you detail the revenues synergy, dissynergy and OpEx synergy assumptions that you’re baking in here? And maybe what the exposure to Juniper was?

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

Exposure to Juniper?

Dan Fairfax – Brocade Communications Systems, Inc. – CFO

From the partnering standpoint, how much pull-through did Juniper have to their business?

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

I’d say minimal exposure to the Juniper acquisition; they really hadn’t started selling in earnest. And the accretion numbers that we’re outlining are pretty similar to what we talked about when we outlined the deal. I don’t think we’re off in any significant way from that.

We expect to see their revenue numbers and growth rate be maintained, if not improve somewhat. There was some additional spending on some joint products we need to work on. One them one of them is the cloud provisioning tool that will enable their cloud provision product, which they shipped this summer, to provision our campus products. There’s a low in-campus part that we’re going to launch in order to better provide a hospitality solution. But the accretion numbers that we lay out we think are pretty prudent.

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Matt Robison – Wunderlich Securities, Inc. – Analyst

What share count are you using after the deal?

Dan Fairfax – Brocade Communications Systems, Inc. – CFO

Right now, we started with 409 million shares outstanding as of the end of the second quarter. And then we end up issuing about 75 million shares when the transaction closes. And then we don’t know exactly when the deal closes to figure out exactly the averaging. But we provided that 450 million share count as a dilutive number for the quarter.

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

But more importantly, we expect to be back at the 409 million share count by the end of Q4. So when you do share –

Matt Robison – Wunderlich Securities, Inc. – Analyst

What I was getting to – so you’re baking a buyback into your accretion calculation.

Dan Fairfax – Brocade Communications Systems, Inc. – CFO

Yes, we are. We’re assuming it will take us – again depending on the volatility in the stock and the limitations of what we can repurchase – we’re planning on having that done in a four- to six-month timeframe, which will have it all done by the end of the fiscal year.

Matt Robison – Wunderlich Securities, Inc. – Analyst

Okay, thanks.

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Jayson Noland – Robert W. Baird & Company, Inc. – Analyst

Okay. And then a final question on Ruckus integration and the go-to-market opportunity. I would assume there’s some scale opportunity to drive more touch points with Ruckus. But some risk also, as we saw with the Foundry integration years ago.

Lloyd, could you talk about that a little bit?

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

Well, thankfully, I wasn’t here for that integration. So I can only talk about what we’re doing now. The good news in this integration is that there is no overlap. There is no contention about who builds what product, and it is integration that is born out of success in the field.

We jointly have sold this product. We had joint pipelines developed before we came together to do this deal. So our sales teams know how to sell. The Ruckus sales team, some of their sales teams are proficient in selling switches.

And so we think we’re going to hit the ground running. All the interaction, all the timing needs have gone so far. We’re focused on the impact from the customer for every decision we make. And then all the integration decisions we make enable us to sell more of the Ruckus product or more of the Ruckus product into the marketplace.

So obviously, we probably made some mistakes in the Foundry integration. There are people here who have learned from that. I’ve learned from some I’ve done myself. And I think we are doing the necessary planning to ensure that this goes more smoothly.

So with a lot of these acquisitions, there’s opportunity for you to look to see. Now, while you have too many people in the field, there’s no place in the field you look where you have too many sales (inaudible). Anywhere you look where there’s Ruckus salespeople and Brocade sales team, we combine them. We don’t have as many as HP or Cisco has.

There are places where we have a presence in the federal space. They have no presence in federal space, so it will be an uplift to them. They have a presence in South Africa; we have no presence there. They have a presence in South America; we have no presence there. We have a presence in Canada.

So there are all these places where there’s opportunity for us to get synergy immediately. And just no opportunity for us to bicker over who does what. This actually is shaping up to be a really good integration process.

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Steve Kovler – Citigroup – Analyst

Yes, thanks.

I wanted to ask a clarification about Ruckus and another question. So my clarification is just on the deferred revenue. If you can give us a sense of how long that deferred revenue spread out. So when we adjust back to what would be a normal quarterly run rate to get a sense of what the performance would’ve been on more of a reported basis.

And then for the top line going into your fiscal year for next year, essentially, if we take that $15 million to $20 million. If that’s the entire amount, then where do we fall in terms of top line? Is it closer to $450 million or so in terms of the FY17 number to use for that accretion to get to the $0.02 to $0.03 a quarter? Thanks.

Dan Fairfax – Brocade Communications Systems, Inc. – CFO

This is Dan.

I don’t have the cycle of the math laid out here for you, but I can give you some pointers as to how to think about it. The purchase price accounting or revenue most directly affects deferred services revenue for the business. And you probably think about the bulk of that revenue. And I don’t have the exact split that Seamus, I know, shared with me.

But thinking about it, most of these contracts are probably a year in length. And so that deferred revenue haircut on that service revenue will play over about a year. There are some longer contracts, so the tail is going to be longer than that. But the bulk of it will be passed in a year.

And then the other major adjustment comes from product that’s been shipped into the Ruckus channel organization. And then where that revenue’s been deferred. And that because it will turn on the cycle by which they turn their distributor inventories, which is likely on a pretty quick turnaround.

So two different dynamics there that you should think about. When we get into Q4, we’ll be able to provide you or look at – hey, this is what’s passed through the system and what we modeled as the couple months that we’ve had the business. Let’s say, if we close at the end of May and then what it would look like in Q4. And September then we’ll give you modeling guidance for the following year.

Steve Kovler – Citigroup – Analyst

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And my question is really around the OpEx planning a little bit longer term. So it seems like you’re treating what’s going on with the SAN business right now and with the customer integration issues with one of your customers as cyclical in nature coming back in Q4. And IP outside of routing also is cyclical.

But when we think about the structure of the Company, and this also relates to maybe post-merger integration to some degree, how much room do think there is for additional OpEx, especially when you have the director Gen 6 product out? If we should start to think about ramp down in expenses related to specifically the SAN business effectively targeting more of a slowdown into next year if the storage market is indeed slower?

Or do you expect, on a like-for-like basis, adjusting for some of the issues that you talked about with the customer and the cyclicality that you referenced back from 2013, how the business comes back. If there’s an inflection point in the decline of the SAN business. That would be very helpful. Thank you.

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

… We talked earlier about Q4 operating margin being back within the range of 24% to 27%, good operating margin range.

And so you’ve seen from us the last three years, and even prior to that, we were pretty careful about managing the cash flow at the Company and the operating margin at the Company. And so we have our eye on where revenues are trending down and where we need to make investments. And so you should expect to see that we’re going to figure a way to keep running ourselves longer term in this 24% to 27% operating margin range.

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Rohit Chopra – Buckingham Research Group – Analyst

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So you have made an effort over the last, let’s just call it few years, to push into the data center, into the higher end.

So when you’re acquiring Ruckus, Ruckus has a whole bunch of lower-end products and some other products. Do you have to trim that product line to align it more with the overall strategy of staying a little bit higher end? Does that impact revenue?

Lloyd Carney – Brocade Communications Systems, Inc. – CEO

No, if you look at the beauty of what Ruckus does, if you look at their overall margins, they’re pretty healthy, kind of aligned pretty well with our overall margins. So they have a mix of products, but they have software-based products. They have a Cloud-based product coming out. They have high-end access points. They have a full range of products that allow them to deliver a product margin of 60%-plus percentile range, which aligns perfectly with us. So we feel good about the range of products that they have and we’re going to look to maintain that range of products and deliver some products out of Jason’s world to help enhance their end-to-end story.

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Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) related to the transaction referenced herein with the U.S. Securities and Exchange Commission (“SEC”) and has filed and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a Tender Offer Statement on Schedule TO related to the transaction with the SEC and have filed and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus Wireless, Inc. (“Ruckus”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has filed and may file additional amendments thereto. Brocade and Ruckus may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Brocade or Ruckus may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC’s website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement, and any amendments thereto, may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Exchange Offer Materials, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements including, but not limited to, statements regarding Brocade’s financial results, goals, plans, strategy, business outlook and prospects. These statements are based on current expectations as of the date of this communication and involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. The risks, uncertainties and assumptions include, but are not limited to: the effect on Brocade of increasing market competition and changes in the industry; the impact on Brocade of conditions in the market for Storage Area Networking products; Brocade’s ability to execute on its sales strategy and plans for future operations; the impact on Brocade of macroeconomic trends and events and changes in IT spending levels; Brocade’s ability to introduce and achieve market acceptance of new products and support offerings on a timely basis; risks associated with Brocade’s international operations; and integration and other risks associated with acquisitions, divestitures and strategic investments, including Brocade’s recently announced proposed acquisition of Ruckus; the ability of Brocade and Ruckus to consummate the proposed transaction on a timely basis or at all; and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’s shares be validly tendered into the exchange offer. These and other risks are set forth in more detail in Brocade’s Form 10-Q for the fiscal quarter ended January 30, 2016, and in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015. Brocade does not assume any obligation to update or revise any such forward-looking statements whether as the result of new developments or otherwise.